UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, August 19, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:       Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that today, August 19, 2015, our subsidiary Viva GyM S.A. has subscribed a contract for the transfer of shares and rights by which it acquires 78.547% of the shares and rights of “El Rancho” project for approximately US$ 49,800,000.00.

The project is situated on a land of 15,519.81 m2, located on Av. Benavides 2650 in Miraflores district, in Lima-Perú where 116 apartment units and 357 parking spaces are being developed grouped in 6 blocks of flats, duplex and triplex apartments.

Among the differentiating attributes of the project, it is worth mentioning that it has a large green area of approximately 3,000m2.

It currently registers an advance of 80% of the structures, and is missing the construction of one apartment block, as well as 100% of the finishes and common areas.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: August 19, 2015